GLOBEX

Globex Mining Enterprises Inc.

"At ... orth America"

... tock Exchange)

13 ... ed and outstanding

March 2, 2004

STUDY CONFIRMS PACAUD DYKES ARE KIMBERLITES WITH DIAMOND INCLUSION MINERAL GRAINS

Rouyn-Noranda, Quebec, **GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange)** is pleased to report upon the results of petrographic and caustic fusion studies on dykes intersected by **Dianor Resources Inc. (DOR: TSX Venture Exchange)** on Globex's Pacaud Property, Ontario.

The results of the studies have proven that the dykes are indeed kimberlites and that a substantial number of chromite grains have the same chemistry as chromite grains that occur in diamonds. This work indicates that the property is an excellent target area for the discovery of diamonds.

In order to provide details of the work performed, we are reporting the following as provided to Globex by Dianor and published in their press release of today's date.

« - **Val-d'Or, Canada** – 2nd March 2004 – **Dianor Resources Inc. (DOR: TSX Venture Exchange)** – is pleased to announce the results of petrographic studies conducted by Dr. Allan Miller P.Geo. of Ottawa, on drill cores from the ***Beancounter, Purcell and Hans*** dykes intersected during drilling on the Company's JV Pacaud property in the Kirkland Lake area, Ontario (*press release November 13th 2003*). Dr. Miller states in his reports, that the three parallel dyke sets are classified as ***"xenolithic macrocrystic hypabyssal kimberlites"***. Microprobe analyses conducted by CF Minerals Research Limited on mineral grains recovered from the kimberlite dykes indicate that a **significant number of the grains exhibit diamond inclusion chemistry.**

A total of eight drill core samples from the three dykes were petrogaphically analyzed. Based on the presence of ultrapotassic mantle xenoliths; a carbonate-rich groundmass; polygenerational phlogopite, olivine and chromite, the dykes were classified as ***"xenolithic macrocrystic hypabyssal kimberlites and are interpreted to be genetically related having been derived from the same source terrain"***. Two intrusive episodes were identified in the **Purcell** kimberlite dykes. All the kimberlite dykes have been highly altered (serpentinization, carbonatization and chloritization) by a late stage hydrothermal event resulting in a reduced number of unaltered indicator minerals being available for microprobe analysis.

A number of drill cores representing the different dykes were crushed to recover minerals and a small sample (< 5 kilos) of core from the **Purcell** kimberlite dyke was caustically fused at the SRC laboratory to recover indicator minerals. Forty chromites, nine phlogopite micas and eight orthopyroxene grains were analysed and the microprobe results showed that all the chromite grains have a high magnesium (>11%) content. **A substantial number (20%) of the chromite grains are diamond inclusion chromites from a favourable harzburgite source implying they have the same chemistry as chromite grains that occur as inclusions in diamonds.** The majority of the orthopyroxenes plot in the harzburgite field with one grain from the **Purcell** dyke plotting in the **diamondiferous lherzolite field**. Overall, the mineral chemistry favours the Purcell kimberlite dyke as having the best potential to contain diamonds.

The **Purcell** kimberlite dyke set is magnetic and was traced for a minimum length of 150 metres. Shallow diamond drilling (< 15m) indicates that the **Purcell** and the **Beancounter** kimberlite dyke sets may increase in thickness with depth. The **Purcell** kimberlite dyke reached a maximum drill intersected thickness of 2.2m in drill hole P12 at a very shallow depth of six metres below surface. The **Hans** kimberlite dyke set, intersected in a 1982 drill hole, is located approximately 450 to 500 metres north east of the **Purcell** kimberlite dyke set. **Thickness variation along the length of the dykes is unknown and the dykes are open in all directions.**

The results of the petrographic studies in addition to the chemistry of the indicator minerals suggests that further drilling is warranted to outline the geographic distribution of the kimberlite dykes, thickness variation of the dykes along strike and at depth. Any drilling program would be aimed at recovering sufficient samples of the various kimberlite dykes to determine their diamond content. Based on the recent results, a program of work is currently being planned.

In October and November 2003, a total of 12 drill holes (BQ core) were drilled on the Pacaud property: seven holes (P1, P2, P3, P4, P10, P11 and P12) were drilled to test for kimberlite dykes; one drill hole (P5) to test an outcropping Lamprophyre dyke and four drill holes (P6, P7, P8 and P9) to test for gold mineralization as per the terms of its agreement with **Globex Mining Enterprises Inc. (GMX: TSX)**.

The claims are located in Pacaud Township, in the Larder Lake Mining Division of the Province of Ontario within the vicinity of Dianor's Cluster Project properties. The Pacaud property (2 claims) is situated off Hwy 11, some 20Kms south of Kirkland Lake. The Lake Temiskaming Structural Zone (LTSZ) kimberlites, namely, The Kirkland Lake Kimberlite cluster is situated 35 kms to the NE and the Cobalt – New Liskard Kimberlite cluster is situated 45 kms to the SE of the Pacaud property. Approximately 50 kimberlite bodies are known to occur along the LTSZ including two potentially economic diamond bearing kimberlites - DeBeer's Victor pipe situated, 300kms to the north and Sudbury Contact's kimberlite 95-2 located 40 kms to the south of the property.

Dianor is an innovative exploration company focussed on diamond exploration. The Company has a diversified diamond property portfolio of 240 properties located in the James Bay/Otish Mountain regions of Northern Quebec where it has discovered diamonds on its PEM and Lac de l'Astree James Bay properties. In the Otish Mountains, it recently entered into an option agreement *(press release 21st January 2004)* with Alexis Mineral Corporation **(AMC: TSX Venture Exchange).** Dianor also has option and/or joint venture agreements for 42 properties in Northern Ontario, including the Cluster Project. The Company entered into option/joint ventures with Eastmain Resources Inc. **(ER: TSX Exchange)** on their Abitibi Extension project in October 2003 and with Globex Mining Enterprises Inc. **(GMX: TSX Exchange)** on its Pacaud property. **– »**

Globex retains a 1% Net Diamond Royalty on the Pacaud Property as well as 100% interest in any and all other minerals.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,490,203 shares issued and outstanding

GLOBEX

Ref.: File No. 82-4025

04 MAR ... 7:21

March 1, 2004

GLOBEX TO OPTION RAMP GOLD PROPERTY TO VEDRON GOLD INC.

Rouyn-Noranda, Quebec, **GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange)** is pleased to announce that it has signed an agreement to option its Ramp Gold Property near Matheson, Ontario to **Vedron Gold Inc. (VG: TSX-V).**

Globex has agreed to option a 50% interest in the property in consideration of $760,000 in cash payments, the issuance to Globex of 2.5 million Vedron shares and a minimum $8 million in exploration expenditures over a four year period.

Vedron has a further option at anytime during the four year option period to acquire a full 100% interest in the property subject to a 3% Net Metal Royalty to Globex for an additional cash payment of $4.5 million. The 3% Net Metal Royalty will not apply to the fraction of the claim, which contains the known resource down to a depth of 1200 feet but will apply below the 1200 foot depth.

Upon receipt of the $4.5 million cash payment, the exploration expenditure requirement of the agreement will become $4 million with a minimum of $1.5 million having to be spent on the resource claim fraction and $2.5 million on the rest of the property. Any work in excess of $4 million carried out by Vedron on the resource claim fraction or the balance of the property prior to the cash payment, would be credited to these required exploration expenditures. Failure to complete the $4 million exploration program within the option period will result in the property reverting to Globex except for a 50% interest in the resource claim fraction to a depth of 1200 feet in which Vedron would retain a 50% interest.

On the effective date of the agreement, Vedron will pay $160,000 and 500,000 Vedron shares to Globex. Vedron must spend a minimum $500,000 on the property in the first year of the agreement.

The 1700 hectare Ramp Gold Property has a historical resource to a depth of 1200 feet, which was defined in 1993 by R.A. Bennett, P.Eng, as **793,474 tons grading 0.235 oz/ton Au**. Subsequent work by McWatters Mining Inc. served to confirm the study by Bennett. (Note: The ore resource calculation was undertaken prior to the implementation of Regulation 43-101 and may not conform to the new standard.) Drill holes down to 1600 feet (490 metres) confirm that the gold mineralization continues to depth. In addition, exploration holes outside the gold deposit structure have indicated drill targets that warrant follow-up drilling, for example, drill hole DDH99-03 which grades **15.36 g/t Au over 1.4 m.**

The Ramp Property is one of Globex's more advanced gold properties. The Company has a portfolio of 41 exploration and/or development projects, of which 21 have reserves or resources to one degree or another. Currently, 4 of the projects are being developed by industry partners. Management is in discussions to farm-out additional properties.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com